Power Hero

EV charging, anywhere. Power Hero's mission is to allow 100 million apartment residents to fast charge their EVs at 240V at home so they don't have to line up and wait at public charging stations.


POWER
HERO™
CHARGE EVERYWHERE!
Solutions For 100M Apartment Residents

Invest

$200 minimum investment

DEADLINE: July 14, 2023

in 2 months

SHARE PRICE
$1

TOTAL RAISED
$100,016

VALUATION
$14,799,144

4(a)(6) offering provided by Netcapital Funding Portal Inc.

INTRODUCTION

There's a huge gap in EV charging availability in urban areas. Power Hero's products are designed to provide fast overnight EV charging to 100M Americans living in apartments and detached homes with multiple EVs.

People do not want to charge electric vehicles like they pump gasoline. They want to plug their cars in at home or at work, much like the way they charge their phones.

With six patents and more pending, proven prototypes, an experienced executive team, and Board with several exits including a unicorn, Power Hero aims to change the way we deliver charging to a rapidly growing EV market.

KEY HIGHLIGHTS

- Founders and Board members withover ten exits including a unicorn, has proven **IPO, M&A and CEO** track records.
- Pilot agreements in place with the California cities of La Verne, Seal Beach and Buena Park - which opens access to 270,000 apartment buildings and 6M renter occupied units in the **State of California**.
- Partnership with **Verizon** for product development and sales.
- **6 total patents** granted or approved covering connected charging stations, personal 120V/240V chargers, mobile station charging and cloud-based charging networks.
- 2 patents granted and prototypes developed for Cameo - **connecting any EV charger** to the cloud via 4G.
- Patent approved for PowerPac - bringing meaningful overnight 120V/240V charging solutions to **100M Americans** in apartments and condos.
- The global electric vehicle market was valued at $163.01 billion in 2020, and is projected to reach **$823.75 billion by 2030**, registering a CAGR of 18.2% from 2021 to 2030.
- **EV Charger market is projected to grow 10-fold by 2030 with companies currently trading at 30X Revenue.**

> **"Power Pac allows for easy installation of meaningful, overnight charging at older buildings and multi-unit residences, creates easy charging for employees, and can be ideal for installation at public structures."**
>
> *– Arthur C. Brown*
> *Mayor of Buena Park, California*

PROBLEM

People don't like to wait in line. They prefer to charge their EVs at home or at work, but lack of power capacity or wiring restrictions renders that an impossibility for over 100 million Americans and millions more detached homes with multiple EVs.

Moreover, finding reliable daily parking near a charging station is challenging and reserving it is almost impossible, leading to significant range anxiety for those looking to buy an EV.

We don't need to line up at more public electricity pumps - we need more intelligent solutions that help EV owners access the electricity all around us.

SOLUTION

Power Hero's Patented Solutions allow for easy installation and networking of EV chargers anywhere there is existing power.

- **PowerPac(™)** is a powerful overnight solution for apartment residents. It attaches to any regular plug or circuit and banks power while the driver is away - delivering up to 100 miles of range per day.
- **Cameo(™)** attaches to any standard Level-2 charger and networks it to the cloud so it can be found, reserved, and transacted. This allows drivers to more reliably reserve charging time and turns any charger into a potential revenue source.
- **mPower(™)** is a mobile charging station that brings power where it is needed - for a driver in need, seasonal events, or even emergency response.


PATENTED SOLUTIONS
POWER HERO POWERPAC ™
Personal EV Charging
• Connects to any 120V circuit
• Up to 100 mi of range daily
• Ideal for apartments and condos
• Ideal for urban areas
Commercialization: 2024
POWER HERO CAMEO ™
Reservable EV Charging
• Connects any charger to cloud (4G)
• See availability
• Book reservations
• Generate revenue
Commercialization: 2023
POWER HERO mPOWER ™
Mobile EV Charging
• mPower mobile charging
• Can bring power to drivers
• Temporary demand response
• Emergency power reponse
Commercialization: 2025

PRESS

- **The Silicon Review**
  Power Hero is a great opportunity to get in on the EV wave
- **Invest with Passion**
  Innovations Happening in the Electric Vehicle Charging Space
- **Insider**
  Power Hero to Launch PowerPac Home Charging Solution for Electric Vehicles
- **CIO Bulletin**
  Power Hero is a California-based EV charging company developing solutions for a smarter grid for everyone
- **Autotech Outlook**
  Power Hero: Making EV Charging Easy and Accessible For All

PRODUCT


POWER HERO
POWERPAC™
The ideal EV charging station for older neighborhoods and multi-unit residences.

Finally, a powerful overnight solution for apartment or condo living. PowerPac takes 120V power in and stores it while you are gone. When you return, PowerPac dishes that power back to you at 240V speed, then reverts to regular 120V charging.

Unlike competitors, PowerPac is designed so it can be dropped onto any existing 120V circuit - no expensive rewiring to buildings and parking garages.


Easily installs to any 120V circuit
No electrical retrofit needed
Stores power up to 12-hours
Up to 100 miles of daily range (2x of normal 120V)
Off-peak charging and demand response
Ideal for employers, apartments and urban areas



Artist rendition. PowerPac™ prototypes are currently in the design phase.


POWER HERO CAMEO ™
Adapter allows EV charger owners to increase public usage through simplification and monetization.

Makes any non-networked 240V Level 2 charger a connected and reservable charging station — easy for anyone to find. Cameo is ideal for government agencies wishing to manage all their un-connected chargers on a single network. We believe Cameo has the potential to open up millions of private home and business chargers to the public.


Power Hero™
CAMEO
Can connect 1M existing un-networked chargers
Cloud based back-end management
Reserve charging stations
Charger availability in real-time
User-friendly
Transactional processing capabilities

Prototype completed. Demonstrating to potential pilot partners.

Live Demo of Cameo Prototype

See our Cameo in action on a real live charger. We're proud to show off our functional mobile app and hardware in action!



MARKET

Today, over 100M Americans live in apartments, condos, and multi-unit rental homes. Many of these are younger americans and the most enthusiastic segment of the market when it comes to EV. Millions also live in detached homes with multiple EVs which may only have power circuitry for one EV.

According to Canary Media, 80% of EV charging is done at home.

The U.S. electric vehicle market is projected to grow from $28.24 billion in 2021 to $137.43 billion in 2028 at a CAGR of 25.4% in forecast period, 2021-2028



U.S. Electric Vehicle Market Size, 2017-2028 (USD Billion)
26.36
24.03
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
www.fortunebusinessinsights.com

Major US cities have extremely aggressive goals for new EV purchases over the next 5 to 10 years (Fortune Business Insights).



City Goals of New Vehicle Sales To Be Electric
25%
New York City by 2025
30%
Houston by 2030
23%
Boston by 2025
50%
San Francisco by 2025
100%
San Francisco by 2030

EV market share for new vehicles is likely to reach 40% by 2030, at which point the total number of EVs in operation could reach 28.3 million, according to S&P Global Mobility forecasts.

As EV car sales skyrocket, the market for EV charging is also predicted to continue growing at a fast pace. Currently, there are established competitors for EV charging, however we have identified an unmet market need. Our competitive advantage is our IP and our products fit a niche that may enable the transition to clean transportation in urban areas, with the potential to deliver convenient and affordable EV charging anywhere.

DEVELOPMENT COLLABORATIONS

Verizon Partner Program means PowerHero can access Verizon resources for developing connected technology. Also Verizon Sales Team may pick up the product to deploy to current customers.

Arrow Electronics is one of the largest electronics component supplier in the world and is assisting us in product development and contract manufacturing.

City Pilots: Committed pilots for the cities of Seal Beach, La Verne, and now Buena Park with several more expected.

BUSINESS MODEL

Power Hero plans to target EV Drivers, Dealerships, Commercial Developers, Landlords, Retailers and Businesses for product deployments

- **Direct Hardware Sales:** Direct cash sale of product to businesses, retailers, government, developers, and car dealerships.
- **Hardware Leasing:** Lease-to-own model is planned for most direct to consumer sales. Also available to help entities wishing to manage cash flow:
- **Membership and Subscriptions:** All devices are planned to require subscriptions to manage usage, updates, back-end provisioning, etc.

See our Demo Day pitch here.

TEAM



Esmond Goei

CEO, Chairman & Co-Founder

Esmond is a serial entrepreneur with many successful startups and turnarounds spanning 30+ years. He started Power Hero in January 2017 after selling a modular solar-powered battery systems company, which he founded in 2009 and was CEO of until it was sold in 2016.

He has participated in several other emerging companies with successful gains upon their IPO or sale, such as a multi-media messaging company (IPO), a wireless hospital bedside information systems company (IPO and subsequent sale), an organic baby foods company that was sold to Heinz, and an electronics toy company (IPO). He has delivered outstanding gains on investment to his investors with many IPOs and sales of his invested companies, some of which garnered valuations over a billion dollars. Esmond is an electrical engineer with an MBA from Western University.

Video link



Rob Kent

CMO, Vice-Chairman & Co-Founder

Rob joined Power Hero in August 2017 as a Director and was appointed as Vice-Chairman and CMO in February 2018. He is an IoT innovator in the medical device sector where he served as CEO for O2 Concepts (2014 -2017) a manufacturer of networked portable home oxygen devices. Partnering with Verizon, they were the first to offer remote monitoring and device tracking – generating 5X growth while deploying over 20,000 units.

He has experience building and managing rapid growth businesses in highly regulated environments. He is particularly adept at leveraging partnerships with developers and manufacturers to rapidly bring products to market, and strategically positioning technology for unique competitive advantages. Rob holds a BS in Economics from the US Naval Academy and an MBA from UC Irvine.

Video link



Troy Helming

Director & Strategic Advisor



Howard Kim

Director & Corporate Advisor

Troy Helming is currently the CEO and Founder of EarthGrid. He is a visionary entrepreneur, innovator and clean energy pioneer. He has founded two other companies, TradeWind Energy and Pristine Sun. TradeWind has generated more than $10 billion of economic impact to date and was the #1 Wind Developer in the USA in 2017. Pristine Sun has so far built over 350 solar projects totalling $1 billion in market value including many high profile projects such as the largest floating solar project award in North America. Troy is the author of a 2005 book entitled The Clean Power Revolution. He has invented two technologies that have led to over 40 clean energy patent claims and has multiple patents pending on an innovative floating solar system. He is also the inventor of the Red Gopher, a revolutionary robotic tunneling technology used in EarthGrid of which he is the CEO.

Mr. Kim is a veteran in the communications industry with more than 30+ years' experience. His tenure includes executive management stints at Sycamore Networks as its Managing Director of Asia-Pacific Operation, as the Vice President and General Manager of Asia-Pacific Operations for Hypercom Network Systems, and as Regional Director of Sales of Asia-Pacific Operations for Cascade Communications (since acquired by Lucent Technologies).

He has also served in various sales, marketing, and technical positions with some of the leading communications and networking companies, including, StrataCom (Cisco Systems), Ungermann-Bass (UB Networks), Compression Labs, California Microwave, and GTE Corporation (Sprint Communications). He has been an advisor to Hitachi Japan on global M&A and investments for 10 years. Mr. Kim holds a BS in Electrical Engineering from Texas A&M University, and an MBA from the University of Phoenix.

Video link



Armando Castro

Director & Legal Advisor

Armando has been a Partner with Pillsbury Winthrop Shaw Pittman LLP since 2014. His industry background includes financial technologies and payment systems, cyber security, software and wireless technologies and has worked with high profile clients including Facebook, Chevron, and Deutsche Bank. Armando is a Stanford Graduate, with a JD from Loyola Marymount. He is also a certified public accountant (CPA).

Video link

FAQS

What is the use case for PowerPac™?

PowerPac is designed for EV drivers who live in urban areas with no flexibility to install Level 2 charging. These Level 2 chargers deliver about 20 miles of range per hour and are perfect to top your car off every night.

Unfortunately, they require heavier wiring and voltage requirements that involve expensive installations. It's very unlikely landlords may spend that kind of money on people renting in multi-unit residences, like apartment buildings. However, PowerPac is designed to work on existing standard 120V circuits accessible just about anywhere there is power.

120V plugs charge EVs very slowly – delivering about 4 miles of range per hour. But PowerPac is being designed to amplify the effect by storing power for up to 12 hours while you go to work. Then delivering that charge back to your car like a level 2 charger when you return. PowerPac is being designed to allow urban dwellers a way to bank up to 100 miles of range every night.

How do you envision an apartment dweller buying and installing a PowerPac™?

Our vision:

The driver may need to connect Power Hero with their landlord, where our customer service team may coordinate approval for the installation. Power Hero incentivizes landlords with a revenue stream that covers power costs plus some additional monthly income. We also intend to establish local incentives from municipalities and power companies to further incentivize landlords.

PowerPac can be purchased or rented directly from Power Hero. Power Hero may also distribute to auto dealerships that can easily finance PowerPacs with the purchase of a vehicle. PowerPac may be delivered and installed by one of our certified local partners.

What is the use case for Cameo™?

S&P Global Mobility estimates there are 37,250 Level 3 Chargers. These are networked, expensive and deliver electricity very fast. But there are 126,500 Level 2 chargers in much greater abundance capable of delivering significant charge levels. However, very few of these are networked. Even networked solutions are dispersed among several apps and are difficult for EV drivers to manage, particularly in an emergency.

Cameo allows any unnetworked charger to be easily networked so it can be located, reserved, and provisioned for specific people or public transactions. We believe this provides an opportunity to accelerate two significant events in the market.

1) The growth of P2P charging networks. More and more people sharing chargers, including both private individuals and businesses. Cameo allows anyone to network any charger for easy remote management.

2) Geographically centralized EV charging networks. Until now, connectivity hasn't been a meaningful tool to make charging more accessible. No one wants to run ethernet to all these level 2 chargers. But Cameo now finally allows for instant networking of any charger. We believe this could enable cities, states, and counties to make thousands of chargers public instantly. These entities are primary targets for Cameo.

Why is Cameo™ needed if there are listing apps for EV chargers?

Listing apps lack the key element of charger availability and reservation. They don't give you real-time information and let you know if the charger is in use or not, and they cannot be reserved. That is especially key for smaller, more dispersed chargers designed to be used while you park and do other things.

This, we hope, may become the norm someday, and the world is full of smaller chargers that allow you to top off everywhere you park. Cameo is a key piece to network these chargers, enable reservations, and provision transactions. Once a true marketplace is established, private enterprise can step up to outpace expensive government infrastructure projects.

Why do apartment dwellers need overnight charging when there are lots of public charging stations?

EV charging is not like filling your car with gas. Even the fastest chargers take 20-30 minutes to fully charge a vehicle- longer if you have to wait behind another car. This is not a fun weekly event. People want to manage their cars like their cell phones. Go to bed, then wake up topped off with enough power to get through their day. Apartment dwellers do not have that luxury: Access to charging is holding back the most enthusiastic segment of the market. We believe PowerPac™ has the potential to break this market free.

As a Power Hero investor, shouldn't I worry about your competition?

S&P Global Mobility says registration data shows that there are 1.9 million EVs on US roads — 0.7% of the 281 million vehicles in operations — as of October 31, 2022.

By 2030, it's forecasted that there may be over 25M EVs, still nowhere close to replacing all the gas-powered cars on the road. This market is poised for high growth over the next 20 years. Even in a competitive market, all participants benefit at high growth rates. Additionally, Power Hero addresses significant unmet needs in this market with robust patent protections.

Why are you only raising $600k? Won't you need more money?

We do not want to dilute our shareholders needlessly. $600K is enough to pilot our Cameo and prototype our PowerPac. At that point, we believe we can raise more funds at higher valuations for commercial rollout.

In addition, we have had a good engineering relationship with Arrow Electronics, a multi-billion-dollar global contract manufacturing company who are desirous of manufacturing our Cameo and extending credit to us. Such credit may reduce the need for equity capital.

What makes Power Hero unique?

Power Hero is deploying innovative, patented technology in one of the fastest-growing global markets. A market fueled by user demand and significant government investments all over the globe.

Power Hero is a low-cost and smart solution with the potential to deploy thousands of public chargers without significant infrastructure expenses. Besides having the confidence of Arrow Electronics, we are also working with Verizon Wireless, and as such, we have demonstrated business credibility to large, sophisticated enterprise partners.

Besides value creation, seasoned management at the helm ensures that we can steer Power Hero through any storms that may arise, and the ability to secure such strategic collaborations such as Verizon, which may well be a rescue avenue.

What is Power Hero's exit strategy?

We believe our bank of patents is very attractive both commercially and strategically. PowerPac™ taps a very large and enthusiastic urban market for EV chargers. A place most charger companies have to work through developers for more expensive installations. Cameo strategically creates a large central network that can force the hand of competitors to connect to your cloud to survive. Power Hero's mPower™ mobile charging stations are patented, paving the way for someone to own this inevitably large market.

In the case of a potential acquisition, **which is not guaranteed,** we believe the acquirer is getting both compelling market products and strategic patents that can hamstring competitors. We complement many products and services oriented to EV and travel.

Suitors potentially range from the hospitality, travel, auto, surveillance, energy, and even the advertising and electronics industries. Consider also the fact that most auto manufacturers are committed to growing their EV business, and none, other than Tesla, has its own network of charging stations. We believe this makes Power Hero an attractive alternative – especially leveraging PowerPac to gain an upper hand on the underserved market of apartment dwellers.

USE OF PROCEEDS

If the offering's maximum amount of $614,000 is raised:

Use	Value	% of Proceeds
Product Development	$200,000	32.6%
Hiring & Payroll	$310,000	50.5%
General & Administrative	$73,914	12.0%
Intermediary fees	$30,086	4.9%

TERMS

This is an offering of Common Stock, under registration exemption 4(a)(6), in Power Hero Corp.. This offering must raise at least $10,000 by July 14, 2023 at 9:59pm ET. If this offering doesn't reach its *target*, then your money will be refunded. Power Hero may issue additional securities to raise up to $614,000, the offering's *maximum*.

If the offering is successful at raising the maximum amount, then the company's implied valuation after the offering (sometimes called its *post-money valuation*) will be:

15,413,144 shares
× $1 per share

$15,413,144 implied valuation

FINANCIALS

These financial statements have been reviewed by an independent Certified Public Accountant.

CPA review letter

SEC FILINGS

The Offering Statement is a formal description of the company and this transaction. It's filed with the SEC to comply with the requirements of exemption 4(a)(6) of the Securities Act of 1933.

Latest Offering Statement

We're also required to share links to each of the SEC filings related to this offering with investors.

- Form C on February 21, 2023
- Form C/A on April 21, 2023
- Form C/A on April 27, 2023
- Form C/A on May 17, 2023

UNDERSTAND THE RISKS

Be sure to understand the risks of this type of investment. No regulatory body (not the SEC, not any state regulator) has passed upon the merits of or given its approval to the securities, the terms of the offering, or the accuracy or completeness of any offering materials or information posted herein. That's typical for Regulation CF offerings like this one.

Neither Netcapital nor any of its directors, officers, employees, representatives, affiliates, or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

MORE INFO

- Website
- LinkedIn
- Twitter

UPDATES

May 19, 2023 • POWER HERO APPOINTS UNICORN FOUNDER TROY...

May 17, 2023 • Filed Form C/A

Apr 27, 2023 • Filed Form C/A

Apr 21, 2023 • POWERPAC PATENT APPROVED!! Today the USPTO...

Apr 21, 2023 • Filed Form C/A

Apr 19, 2023 • CALIFORNIA - A HUGE OPPORTUNITY - THANK YOU...

Apr 12, 2023 • DISTRIBUTION AND INSTALLATION PARTNER - NEW...

Mar 28, 2023 • ANOTHER ENDORSEMENT - CITY OF SEAL BEACH,...

Mar 24, 2023 • CITY OF LA VERNE CALIFORNIA - ENDORSEMENT AND...

Mar 22, 2023 • How to Revolutionize an Industry Leveraging...

Mar 14, 2023 • SVB - No Impact on Power Hero! We are happy to...

Mar 10, 2023 • FEEDBACK FROM CITIES AND YOU! We've been...

Mar 7, 2023 • WE ARE NOW A VERIZON PARTNER! We are proud to...

Mar 3, 2023 • Thank You Investors For A Great First Week Of...

Mar 1, 2023 • Patent Granted! We are pleased to announce...

Feb 21, 2023 • Primary offering of 614,000 shares at $1

Feb 21, 2023 • Filed Form C

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